Exhibit 99.1

Caledonia Mining moves to the OTCQX

Toronto, Ontario – October 17, 2011: Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, OTCQX: CALVF, AIM: CMCL) is pleased to announce the commencement of trading in its shares this morning on the OTCQX International, the premier tier of the US Over-the-Counter (OTC) market.

Collins Stewart LLC will serve as Caledonia’s Principal American Liaison ("PAL") on OTCQX, responsible for providing guidance on OTCQX requirements and US securities laws.

Commenting on this news, Stefan Hayden, Caledonia’s Chief Executive said: “"We are very pleased to be a part of OTCQX and believe trading on the highest tier of the OTC will provide Caledonia with enhanced market access to a larger spread of institutional investors and with improved liquidity. We are confident that the move to the more transparent, premier tier OTCQX market will provide the United States investment community with improved access to Caledonia."

About OTCQX: The OTCQX marketplace is the premier tier of the US Over-the-Counter market. Investor-focused companies use the quality-controlled OTCQX platform to offer investors transparent trading, superior information, and easy access through their regulated U.S. broker-dealers. The innovative OTCQX platform offers companies and their shareholders a level of marketplace services formerly available only on a U.S. exchange. For more information about OTCQX, visit www.otcqx.com. Investors can find current financial disclosure and Real-Time Level 2 quotes for Caledonia on www.otcqx.com and www.otcmarkets.com.

Implications for Investors who previously traded on the OTCBB: Those Caledonia shares previously traded on the OTCBB will continue to be freely tradable on the OTCQX.

About Collins Stewart LLC: Collins Stewart LLC is a subsidiary of Collins Stewart Hawkpoint plc, a leading independent financial advisory group and parent company of Collins Stewart Europe Limited, Caledonia’s nominated adviser and broker in London. Collins Stewart LLC is a market maker in over 500 stocks and is one of the leading market makers on the OTCQX.

For more information, please contact:

Caledonia Mining Corporation	Collins Stewart Europe Limited
Mark Learmonth	John Prior / Sebastian Jones
Tel: + 27 11 447 2499	Tel: + 44 20 7523 8350
marklearmonth@caledoniamining.com

Renmark Financial Communications Inc	Collins Stewart LLC
John Boidman or Dustin Buenaventura Tel: +1 514 939 3989 or +1 416 644 2020 jboidman@renmarkfinancial.com dbuenaventura@renmarkfinancial.com	Dan Mintz Tel: +1 212 389 8022 DMintz@collinsstewartllc.com